EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	December 31,
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations, pre tax	$5,137	$3,904	$934	$(7,727)	$(4,549)

Add: Interest expense	1,632	1,611	1,193	1,692	421
Equity in earnings of unconsolidated sub	(222)	18	(22)	1,186	206

Less: Dividends	(684)	(714)	(500)	(374)	(360)

Earnings as defined in tem 503 of Reg. S-K	$5,863	$4,819	$1,605	$(5,223)	$(4,282)

Fixed Costs:
Interest expense	$1,632	$1,611	$1,193	$1,692	$421

Dividends	684	714	500	374	360

Fixed costs as defined by Item 503 of Reg. S-K	$2,316	$2,325	$1,693	$2,066	$781

Ratio of earnings to fixed charges	2.53%	2.07%	(0.95%)	(2.53%)	(5.48%)

$ value of deficiency			$(88)	$(7,289)	$(5,063)